

April 24, 2013

Via E-mail
Gregorio Formoso
President and Chief Executive Officer
AIM Exploration Inc.
Suite 514, VGP Center
6772 Ayala Avenue
Makati City, Manila
Philippines

> **Re:** **AIM Exploration Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 8, 2013**
> **File No. 333-182071**

Dear Mr. Formoso:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements November 30, 2012, page F-12

1. Please provide updated unaudited interim financial statements for the three and six month periods ended February 28, 2013. See Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Staff Engineer at (202) 551-3610 if you have questions on engineering related matters. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann, at (202) 551-3713 with any other questions.

Sincerely

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Esmeralda Musailov, Esq.